

Mail Stop 3561

January 19, 2010

Mr. Ron Marshall
President and Chief Executive Officer
Borders Group, Inc.
100 Phoenix Drive
Ann Arbor, Michigan 48108

      RE: **Borders Group, Inc.**
                Form 10-K for Fiscal Year Ended January 31, 2009
                Filed April 1, 2009
                File No. 1-13740

Dear Mr. Marshall:

      We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended January 31, 2009

Financial Statements, page 45

Notes to Consolidated Financial Statements, page 50

Note 1 – Summary of Significant Accounting Policies, page 50
Inventories, page 50

1. We note that you recognize an inventory reserve for markdowns. A reduction in the carrying amount of an inventory item from cost to market value is viewed as creating a new "cost basis" for the item. The write-down can be recovered only through sale or disposition of the items and cannot be restored if market value recovers prior to sale or disposition. Please confirm to us that you account for the reserve in a manner that creates a new cost basis for the inventory items included in the markdown reserve. Please also explain the purpose behind using a contra-inventory account to track basis adjustments.

Borders Rewards, page 53

2. Please tell us and disclose how you account for and classify the value of rewards accrued by members that expire before redemption.

Gift Cards, page 53

3. Please disclose the amount of income attributable to unredeemed gift cards recognized for each year presented. Please also disclose whether or not you are required to remit unredeemed gift cards receipts to governmental jurisdictions as abandoned property. In addition, please disclose your policies, methods and assumptions used to determination of the amount of unredeemed gift cards recognized as income.

Form 8-K Filed on November 24, 2009, August 25, 2009, May 26, 2009 and March 31, 2009

4. We note that you present and discuss a number of non-GAAP financial measures including, among others, adjusted EBITDA, net debt and cost of goods sold, selling, general and administrative expenses, asset impairments and other write-downs, warrant/put expense (income), income taxes (benefit), loss from continuing operations and earnings per share on an operating basis, and present a full non-GAAP sales and earnings summary and a full non-GAAP sales and earnings summary as a percentage of sales for purposes of reconciling the non-GAAP measures to the most directly comparable GAAP measures. We believe that presenting a full non-GAAP income statement and related table as a

percentage of sales attaches undue prominence to the non-GAAP information. As such, please revise your disclosure in future filings to present a reconciliation of the differences between each non-GAAP financial measure presented with the most directly comparable financial measure calculated and presented in accordance with GAAP. Refer to Question 102.10 of the Division's Compliance & Disclosure Interpretations - Non-GAAP Financial Measures dated January 11, 2010 available at www.sec.gov (the "non-GAAP Interpretation.)" In addition, the disclosure requirements of Item 10(e)(1)(i) of Regulation S-K apply when non-GAAP financial measures are included in a filing under Item 2.02 of Form 8-K. As such, please (i) identify each non-GAAP financial measure presented as a non-GAAP measure, (ii) include a presentation, with equal or greater prominence, of the most directly comparable financial measure calculated and presented in accordance with GAAP for each non-GAAP measure presented, (iii) disclose why management believes each non-GAAP measure provides useful information to investors regarding operating performance and (iv) disclose the additional purposes, if any, for which management uses each of the non-GAAP financial measures. Refer to the instructions of Item 2.02 of Form 8-K, Item 10(e)(1)(i) of Regulation S-X and Question 105.06 of the non-GAAP Interpretation.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a response letter that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Anthony Watson, Staff Accountant, at (202) 551-3318 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

William Thompson
Accounting Branch Chief